SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 240.13D-1(B), (C) and (D) and AMENDMENTS THERETO FILED
PURSUANT TO 240.13D-2
(Amendment No. )*
NICHOLAS FINANCIAL, INC.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
65373J209
(CUSIP Number)
June 9, 2008
(Date of Event Which
Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐     Rule 13d-1(b)
☑     Rule 13d-1 (c)
☐     Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No.	65373J209

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BRYAN R. LAWRENCE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) G
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		503,741(2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,455(3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		503,741(2)

WITH:	8	SHARED DISPOSITIVE POWER

14,455(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

518,196(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

G

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.0%(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Such shares of Common Stock include (a) 500,381 shares owned by Oakcliff Capital Partners, L.P. (the “Partnership”), (b) 3,360 shares owned by Bryan R. Lawrence IRA (the “IRA”), (c) 8,320 shares owned by Bryan Maxwell Lawrence 2001 Annual Exclusion Trust (“Trust 1”), (d) 4,990 shares owned by Emma Byrns Lawrence 2003 Annual Exclusion Trust (“Trust 2”), and (e) 1,145 shares owned by Gwendolyn Catherine Lawrence 2006 Annual Exclusion Trust (together with Trust 1 and Trust 2, the “Trusts”).
(2) Mr. Lawrence is the managing member of the general partner of the Partnership and in that capacity exercises the power to vote and to dispose of all the shares owned by the Partnership. Mr. Lawrence disclaims beneficial ownership of the shares owned by the Partnership except to the extent of his pecuniary interest therein. Mr. Lawrence also exercises the power to vote and to dispose of all the shares owned by the IRA.
(3) Mr. Lawrence is co-trustee of the Trusts and in that capacity shares power to vote and to dispose of all shares owned by the Trusts with his wife, Marilyn C. Lawrence, the other co-trustee of the Trusts. Mr. Lawrence disclaims beneficial ownership of the shares owned by the Trusts except to the extent of his pecuniary interest therein.
(4) Based on 10,313,831 shares of common stock issued and outstanding as of July 7, 2008 as disclosed by Nicholas Financial, Inc. in its Definitive Proxy Statement filed with the Securities and Exchange Commission on July 8, 2008.

Item 1.
(a)	Name of issuer: Nicholas Financial, Inc.

(b)	Address of issuer’s principal executive offices:

2454 McMullen Booth Road, Building C Clearwater, Florida 33759
Item 2.
(a)	Name of person(s) filing: Bryan R. Lawrence

(b)	Address of principal office: 410 Park Avenue, Suite 530, New York, NY 10022

(c)	Citizenship: USA

(d)	Title of class of Securities: Common Stock, no par value

(e)	CUSIP Number: 65373J209
Item 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to 240.13d-1(c), check this box.

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 518,196

(b)	Percent of class: 5.0%

(c)	Number of shares as to which each person has:
(i)	sole power to vote or to direct the vote: 503,741

(ii)	shared power to vote or to direct the vote: 14,455

(iii)	sole power to dispose or to direct the disposition of: 503,741

(iv)	shared power to dispose or to direct the disposition of: 14,455
Item 5. Ownership of Five Percent or Less of a Class
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     Not applicable.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 17, 2008

/s/ Bryan R. Lawrence
Bryan R. Lawrence